Reborn Coffee, Inc.

580 N. Berry Street

Brea, CA 92821

August 1, 2022

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington DC 20549

Attention:	Ta Tanisha Meadows (202-551-3322) or Joel Parker (202-551-3651)

Nicholas Nalbantian (202-551-7470) or Mara Ransom (202-551-3264)

RE:	Reborn Coffee, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed July 22, 2022

File No. 333-261937

Ladies and Gentlemen:

Reborn Coffee, Inc. (the “Company”) confirms receipt of the letter dated July 29, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below. The Staff’s comment is set forth below, followed by the Company’s response in bold:

Amendment No. 4 to Registration Statement on Form S-1 Filed July 22, 2022

Prospectus Summary

Our Company, page 1

1.	We note your response to comment 1. Please revise your disclosure to reflect net loss margin as the comparable GAAP measure when you present Adjusted EBITDA margin. Refer to Question 103.02 of the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

RESPONSE: The Company has revised its disclosure to eliminate disclosures of “loss from operations” and corresponding “operating margin” in response to the Staff’s comment.

Capitalization, page 49

2.	In this section and elsewhere in the registration statement you state that there are 1,000,000 shares of Preferred Stock authorized. However, Article IV of the Form Certificate of Incorporation of Reborn Coffee, Inc., included as Exhibit 3.1, states that there are 600,000,000 shares of Preferred Stock authorized. Please clarify or amend the registration statement or form of Certificate of Incorporation to resolve the discrepancy. We also note that while the current form Certificate of Incorporation entertains an incorporation date in Delaware of June 2022, your disclosure continues to suggest that incorporation in Delaware has not yet occurred.

RESPONSE: The Company migrated from Florida to Delaware effective July 27, 2022 and has filed with Amendment No. 5 to the Registration Statement (the “Amendment”) a copy of its current Certificate of Incorporation, which reflects 1,000,000 shares of Preferred Stock authorized. The Company has made conforming changes throughout the Amendment as a result of these corporate actions.

Other Financial and Operating Data, page 52

3.	We note your response to comment 4 and re-issue in part. Please clarify what is meant by the term "similar metric" in your new disclosure on page 52, so that readers can appreciate how this information is derived.

RESPONSE: The Company has deleted the sentence in question to eliminate any ambiguity with the usage of the term “similar metric” in response to the Staff’s comment.

Results of Operations

Three months ended March 31, 2021 Compared to Three months ended March 31, 2022, page 59

4.	We note your response to comment 7 and re-issue in part. We acknowledge your updated disclosure on page 59 in response to our comment, however please also make similar changes to your other discussion of period-to-period changes in the section titled "Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020." For example on page 61, rather than state that the occupancy expenses were “primarily” driven by new locations, quantify to the extent to which such locations contributed to increases in occupancy expenses as compared to other factors you discuss here. Refer to Item 303(b) of Regulation S-K.

RESPONSE: The Company has revised its disclosures in the Amendment in response to the Staff’s comment above.

Description of Securities

Exclusive Forum, page 85

5.	With reference to Exhibit 3.1, please update this section, if true, to reflect that the Certificate of Incorporation does not include an exclusive forum provision.

RESPONSE: The Company has revised its disclosures where appropriate throughout the Amendment to reflect that the Certificate of Incorporation does not include an exclusive forum provision.

Notes to Consolidated Financial Statements

15. Restatement, page F-23

6.	We note your response to comment 11. Please label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7.

RESPONSE: The Company has updated its financial statements to provide the disclosures required by ASC 250-10-50-7 in response to the Staff’s comment.

General

7.	We re-issue comment 16 from our letter dated May 16, 2022. Please file the Form 1-K for your fiscal year ended December 31, 2021. In this regard, we note that following the qualification of your Form 1-A (File no. 024-11518) on June 4, 2021, Rule 257(b) of Regulation A requires you to file periodic and current reports, including the Form 1-K for your fiscal year ended December 31, 2021, which was due on April 30, 2022.

RESPONSE: The Company has filed the Form 1-K for its fiscal year ended December 31, 2021 with the Commission on August 1, 2022.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel, Matthew Ogurick, at 212/536-4085.

Very truly yours,

/s/ Jay Kim
Jay Kim, Chief Executive Officer

cc: Matthew Ogurick, Esq.

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